

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

<u>Via E-mail</u>
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 5, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your response letter dated November 18, 2011 and are continuing to process your responses. In the interim, we have an additional comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

<u>General</u>

1. We have become aware through various news reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), Commercial Paper Funding Facility (CPFF), Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF). We note from your disclosures during these periods that you appear to disclose the participation in certain programs, including the TLGP and CPFF programs, along with the amounts of borrowing outstanding as of the balance sheet dates for these programs, but you do not appear to have provided any discussion about certain other programs that were in existence at this time, such as the TAF, PDCF and TSLF. To the extent that you had borrowings under these programs during those periods, please tell us how you

concluded that quantitative and qualitative disclosure about your participation in these programs was not required. Additionally, please provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. *Effects of Federal Financial Assistance Upon Operations.*

You may contact Brittany Ebbertt at (202) 551-3572 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant